Exhibit 21 - Subsidiaries

CONE MILLS CORPORATION AND SUBSIDIARIES

Name	Address	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Cone Mills (Mexico), S.A. de C.V.	Mexico City	Mexico, D.F.	100%
Distribuidora CMUSA S.A. de C.V.	Mexico City	Mexico, D.F.	100
Cone Mills (Europe) S.A.	Zavantem, Belgium	Brussels, Belgium	100
Cone Singapore, PTE., Ltd.	Singapore	Republic of Singapore	100
Cone Foreign Sales Corporation	Greensboro, NC	Barbados	100
Cone Mills International Corporation	Greensboro, NC	North Carolina	100
CIPCO, S.C., Inc.	Carlisle, SC	Delaware	100
Cornwallis Development Co.	Greensboro, NC	North Carolina	100
Cliffside Railroad Company	Cliffside, NC	North Carolina	98
House ‘N Home Fabrics and Draperies, Inc.	New York, NY	New York	100
Cone Receivables, LLC	Greensboro, NC	Delaware	100
Cone Foreign Trading LLC	Greensboro, NC	North Carolina	100
IsKone Denim Pazarlama A.S.	Istanbul, Turkey	Turkey	51
Cone Tamaulipas S. de R.L. de C.V.	Mexico City	Mexico, D.F.	100